UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 16 January 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 72 397 9935
email Avishkar Nagaser@goldfields.co.za

Willie Jacobsz
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email Willie.Jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

PRODUCTION AND COST UPDATE FOR QUARTER AND YEAR ENDED 31 DECEMBER 2014

Johannesburg, 16 January 2015: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to provide updated production and cost guidance for the Group for the December 2014 quarter (Q4 2014) and the full year 2014 (FY14). Encouragingly, both All-in Sustaining Costs (AISC) and All-in Costs (AIC) for the year are expected to be better than previous guidance.

Attributable gold equivalent production for Q4 2014 is expected to be approximately 556,000 ounces (3Q 2014: 559,000 ounces) at AISC of US$1,030/oz (3Q 2014: US$1,074/oz) and AIC of US$1,055/oz (3Q 2014: US$1,096/oz).

For FY14, attributable gold equivalent production is expected to be approximately 2.22 million ounces, with AISC of US$1,060/oz and AIC of US$1,095/oz.

The production expected for 2014 is slightly better than the original guidance of 2.20 million ounces.

The AISC expected for 2014 is approximately 6% better that the original guidance of US$1,125/oz, provided on 13 February 2014, and 3% better than the revised guidance of US$1,090/oz provided on 20 October 2014.

Similarly, the expected AIC for FY14 is approximately 5% better than the original guidance of US$ 1,150/oz, and 3% better than the revised guidance of US$1,130/oz.

Gold Fields' full results for the quarter and year ended 31 December 2014 will be published on Thursday, 12 February 2015.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 72 397 9935
email : Avishkar.Nagaser@goldfields.co.za

Directors: C A Carolus (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], A R Hill[≠], R P Menell, D N Murray, D M J Ncube, G M Wilson
[†]British, [≠]Canadian, [#]Ghanaian, ** Executive Director
Company Secretary: M M L Mokoka

Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
Mobile: +1 857 241 7127 (USA)
email: Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith, Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.

Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around 49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 16 January 2015

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer